SEC 06009389 IISSION

RECEIVED AUG 28 2006

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hardcastle Trading USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Barker Avenue Suite 410
(No. and Street)

White Plains (City) New York (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Hippert 443-541-8400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED OCT 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hardcastle Trading USA, LLC, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOHN R. NIEC NOTARY PUBLIC BALTIMORE CITY, MD

JOHN R. NIEC
Notary Public State of Maryland
My Commission Expires January 1, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)

REPORT PURSUANT TO RULE 17a-5d

YEAR ENDED JUNE 30, 2006

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
FOR THE YEAR ENDED JUNE 30, 2006

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Hardcastle Trading USA, LLC

We have audited the accompanying statement of financial condition of Hardcastle Trading USA, LLC (a limited liability company) (the "Company") as of June 30, 2006, and the related statements of operations and changes in member's equity, changes in subordinated liabilities and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hardcastle Trading USA, LLC as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
July 28, 2006

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash	$	91,012
Dividends receivable		85,722
Receivable from clearing broker-dealer		42,979,777
Investments in securities, at market value		286,647,991
Other investments		10,000
Prepaid expenses		10,099
Property and equipment, at cost, less accumulated depreciation of $169,760		167,377
Security deposits		36,733
TOTAL ASSETS	$	330,028,711

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at market value	$	320,590,011
Licensing fee payable to parent		698,971
Accounts payable and accrued expenses		120,501
Dividends payable		91,072
Accrued income taxes		516,229
Notes payable to parent		4,250,000
Total liabilities		326,266,784
Commitments and contingencies (Notes 7, 8 and 11)		
Member's equity		3,761,927
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	330,028,711

See accompanying notes to financial statements.

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2006

Income:	
Trading	$ 10,324,933
Dividends	1,786,519
Interest	7,249,243
Total income	19,360,695
Operating expenses:	
Salaries and benefits	191,372
Communications	359,504
Rent and occupancy	62,984
Floor brokerage	4,103,545
Dividends on short positions	1,009,696
Interest	7,818,519
Depreciation	75,670
Software licensing fees	4,018,987
Other	167,556
Total operating expenses	17,807,833
Income before provision for income taxes	1,552,862
Provision for income taxes	600,000
Net income	952,862
Member's equity - beginning	2,809,065
MEMBER'S EQUITY - ENDING	$ 3,761,927

See accompanying notes to financial statements.

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEAR ENDED JUNE 30, 2006

Subordinated note payable at June 30, 2005	$	1,250,000
Increases:		
Issuance of subordinated note		-
Decreases:		
Conversion of subordinated loan to note payable		(1,250,000)
SUBORDINATED NOTE PAYABLE AT JUNE 30, 2006	$	-

See accompanying notes to financial statements.

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2006

Cash flows from operating activities:		
Net income	$	952,862
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		75,670
Changes in operating assets and liabilities:		
Receivable from clearing broker-dealer		(17,038,485)
Dividends receivable		(60,598)
Investments in securities, at market value		(117,366,508)
Prepaid expenses		(6,029)
Interest payable		(68,750)
Securities sold, not yet purchased, at market value		130,856,440
Licensing fee payable to parent		(771,746)
Accounts payable and accrued expenses		23,812
Accrued income taxes		402,054
Dividends payable		40,065
Net cash used in operating activities		(2,961,213)
Cash used in investing activities:		
Purchase of property and equipment		(53,910)
Cash provided by financing activities:		
Proceeds from notes payable		3,000,000
Net decrease in cash		(15,123)
Cash - beginning		106,135
CASH - ENDING	$	91,012
Supplemental disclosures of cash flow information:		
Interest paid	$	7,818,519
Taxes paid	$	83,771
Noncash financing activities:		
Conversion of subordinated loan to note payable	$	1,250,000

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hardcastle Trading USA, LLC (the "Company") (a limited liability company) was formed on January 16, 2003, under the laws of the State of Delaware to manage and operate as a registered securities broker-dealer and engage in the securities and brokerage business. The Company is a wholly owned subsidiary of Hardcastle Trading AG (the "Parent"), a Swiss company, and is registered with the Securities and Exchange Commission as a broker-dealer. Additionally, the Company is a member of the National Association of Securities Dealers, Inc. ("NASD"), the Chicago Board Options Exchange, a participant and market maker on the Boston Options Exchange, and an electronic access member of the International Securities Exchange. The Company clears its securities transactions on a fully disclosed basis through another broker-dealer.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Principal transactions are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are valued at fair value as determined by management.

Concentrations of credit risk

The Company maintains its cash at a major financial institution in accounts that at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which are as follows:

Furniture and equipment	5 years
Computer equipment	7 years
Computer software	3 years

Income taxes

The Company, with the consent of its member, has elected to be treated as a corporation for federal and state income tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2006, consisted of the following:

Furniture and equipment	$	72,926
Computer equipment		257,636
Software		6,575
		337,137
Less: accumulated depreciation		(169,760)
Property and equipment, net	$	167,377

Depreciation expense for the year ended June 30, 2006, amounted to $75,670.

NOTE 3. INVESTMENTS IN SECURITIES

The Company has elected to use Rule 15c3-1(a)(6) with Goldman Sachs Execution & Clearing, L.P. ("GS"). Pursuant to this rule, GS will be responsible to absorb the haircuts on the securities owned by the Company.

Investments in securities, carried at market value, consisted of the following at June 30, 2006:

	Owned	Sold, not yet purchased
Options	$ 114,759,151	$ 142,902,484
Corporate stock	171,888,840	177,687,527
Total	$ 286,647,991	$ 320,590,011

NOTE 4. INCOME TAXES

The following is a summary of the Company's income tax provision recorded for the year ended June 30, 2006:

Current:	Amount
Federal	$ 455,000
State	145,000
Total tax provision	$ 600,000

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2006, the Company was in compliance with these requirements. At June 30, 2006, the Company's net capital of $3,127,659, exceeded the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.82 to 1 as of June 30, 2006.

NOTE 6. RELATED-PARTY TRANSACTIONS

Effective February 1, 2004, the Company entered into a licensing agreement with its Parent. The agreement states that the Company is to pay the Parent a royalty based upon its return on utilized capital, as defined in the agreement. In addition to providing the Company with access to the Parent's proprietary trading software, the Parent also provides management services based on its experience, knowledge and understanding to manage and operate the Company's trading, risk management, and back office operations. For the year ended June 30, 2006, $4,018,987 was incurred and $698,971 is payable at year end.

NOTE 7. LEASE COMMITMENTS

The Company leases office space under a non-cancelable operating lease expiring on April 30, 2009. Future minimum annual rental commitments under the lease are as follows:

Year ending June 30:	
2007	$ 55,043
2008	55,043
2009	45,869
	$ 155,955

Rent expense amounted to $62,984 for the year ended June 30, 2006.

NOTE 8. NOTES PAYABLE

On August 30, 2005, the Company entered into a $3,000,000 loan agreement with its Parent. Interest on the loan is payable at 8% per annum. The loan matures in August 2010.

On June 9, 2006, the Company exchanged a subordinated loan with the Parent in the amount of $1,250,000 for a unsubordinated loan in the same amount. Interest on this loan is payable at 9% per annum and the loan matures in June 2010. Interest of $275,000 was incurred on notes for the year ended June 30, 2006.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and exchanged-traded options. These derivative financial instruments are used for trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

The Company does not apply hedge accounting as defined in Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Futures provide for delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at at future date at a contracted price. Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

NOTE 9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

In addition, the Company has sold securities that it does not current own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at June 30, 2006, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to June 30, 2006.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 10. EMPLOYEE BENEFIT PLANS

The Company adopted a 401(k) retirement plan (the "Plan") to provide retirement benefits for its employees. Employees may contribute a percentage of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for discretionary contributions as determined by management. For the year ended June 30, 2006, the Company made discretionary contributions in the amount of $16,680 to the Plan.

NOTE 11. SUBSEQUENT EVENT

On July 12, 2006, the Company entered into a $3,500,000 loan agreement with its Parent. Interest is payable at 9.00% per annum and shall be payable in yearly installments of interest only beginning on June 30, 2007. The loan matures in June 2009, at which time the principal and any unpaid interest are due in full.

SUPPLEMENTARY INFORMATION

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2006

Net capital:	
Capital:	
Total member's equity	$ 3,761,927
Non-allowable assets:	
Property and equipment	(167,377)
Other investments	(10,000)
Prepaid expenses	(10,099)
Security deposits	(36,733)
Dividends receivable	(85,722)
Total non-allowable assets	(309,931)
Other deductions:	
Commodity future contracts	(324,337)
Net capital	$ 3,127,659
Aggregate indebtedness:	
Licensing fee payable to parent	$ 698,971
Accounts payable and accrued expenses	120,501
Dividend payable	91,072
Accrued income taxes	516,229
Notes payable	4,250,000
Total aggregate indebtedness	$ 5,676,773
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness	$ 378,451
Minimum net capital required	$ 100,000
Excess net capital	$ 2,749,208
Excess net capital at 1000%	$ 2,559,982
Ratio: Aggregate indebtedness to net capital	1.82 to 1
Reconciliation with Company's computation (included in Part II of Form x-17a-5(d) as of June 30, 2006):	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 3,127,659
Net effect of audit adjustments	-
NET CAPITAL, AS ADJUSTED	$ 3,127,659

See independent auditors' report.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5d

To the Member
Hardcastle Trading USA, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Hardcastle Trading USA, LLC (a limited liability company) (the "Company") for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
July 28, 2006